GOLDEN CROSS OPERATIONS PTY. LTD.

A wholly owned subsidiary of Golden Cross Resources Ltd
ABN 88 050 212 827

22 Edgeworth David Ave
Hornsby NSW 2077
Phone (02) 9482 8833
Fax (02) 9482 8488

22 December 2006

Cybele Resources (Australia) Pty Ltd
131 Poppet Road
Wamboin NSW 2620

Cargo Farm-in and Joint Venture Letter Agreement

For $10 and other good and valuable consideration, the receipt of which is acknowledged, this letter agreement ("Agreement") confirms our agreement regarding a farm-in by Cybele Resources (Australia) Pty Ltd ("Cybele") to Golden Cross Operations Pty Ltd's ("GCO") Exploration Licence 5238, consisting of 21 units, as more particularly described in Schedule "A" attached hereto ("EL"):

1. Cybele will confirm a 70% interest in the EL by spending $5.0 million on exploration and/or development within 4 years of signing this Agreement, subject to the terms of this Agreement. Cybele shall be entitled to lodge a caveat over the EL pending the registration of Cybele's interest, which shall occur at the completion of the minimum expenditure commitment of $250,000 as set out in Clause 2. Upon the completion of the minimum expenditure commitment, GCO will execute and deliver to Cybele all necessary documents in registrable form in order to validly and effectively transfer the 70% interest to Cybele. Cybele will not, without the written consent of GCO, encumber its 70% interest until it has spent $5.0 million. Cybele undertakes to transfer its 70% interest back to GCO in the event it withdraws or fails to spend $5.0 million within 4 years and this Agreement will be terminated. At the time GCO provides transfer documents to Cybele, Cybele will provide to GCO a signed, undated transfer of this interest that GCO may use in the event that Cybele withdraws or fails to spend $5.0 million within 4 years.

2. Subject to the receipt by GCO on behalf of Cybele of the applicable approvals for prospecting operations, as set out in the EL conditions identified in the Instrument of Renewal included in Schedule "A", from the applicable authorities by 28 February 2007, the minimum exploration expenditure commitment on the EL in Year 1, ending 28 November 2007, is $250,000, including at least 2 drillholes to test for deep mineralisation. This amount is a commitment and must be spent before Cybele may withdraw from this agreement.

3. The following minimum expenditures are required in Years 2 through 4 in order for Cybele to confirm its 70% interest:
   Year 2, ending 28 November 2008 $750,000
   Year 3, ending 28 November 2009 $1,500,000
   Year 4, ending 28 November 2010 $2,500,000

   provided that Cybele may carry forward aggregated expenditures in excess of the total of progressive annual commitments to offset any shortfall in an ensuing year or years and further provided that Cybele shall not be required to spend more than $5.0 million in aggregate to confirm its 70% interest.

   GCO acknowledges that Cybele may satisfy the expenditure requirement to confirm its interest in less than 4 years, at which time Cybele may present further programs and budgets to which GCO will have a right to contribute, failing which the next two clauses shall apply.

4. Upon Cybele confirming its 70% interest GCO shall, within 60 days, elect by notice in writing to Cybele to either contribute its 30% share of expenditure to further program budgets or convert its interest to a net smelter return ("nsr") royalty (as defined in the Schedule "B" attached hereto). If GCO elects to contribute and fails to meet a cash call in full, following the issue to GCO by Cybele of a default notice providing 30 days notice to GCO of its failure to meet a cash call, it shall automatically forfeit its interest in the EL and will convert to the nsr. When GCO elects to convert to the nsr, or forfeits its interest as above, it shall forthwith transfer its 30% interest in the EL or successor tenement to Cybele.

5. The nsr royalty shall be 0.33% in the first year after commencement of production, 0.67% in the second, 1.33% in the third, and 2.0% in the fourth year and thereafter, provided that if the average daily gold price (London pm fix) during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

BNS

6. Cybele will be manager while it confirms its 70% interest and shall remain entitled to be manager while it has an interest of 50% or more. If, pursuant to Clause 12, the interest of Cybele is diluted below 50% then GCO shall be manager.

7. While Cybele is the manager, Cybele will have the right to enter upon the EL, enjoy quiet possession thereof, explore for minerals thereon, bring and erect upon the EL such exploration and mining facilities as it may consider advisable and remove material for the purposes of bulk testing or pilot plan operations, subject to compliance with the conditions of the EL and all applicable laws.

8. Cybele shall not be liable for existing liabilities associated with the EL, including environmental liabilities, all of which have been disclosed to Cybele if known to GCO. Cybele shall only be liable for liabilities arising from its activities on the EL, except where these are the normal outcome of exploration and/or development work conducted by Cybele as manager of behalf of the parties in which case resolution shall be a joint venture responsibility and expense of the parties.

9. Cyblele and GCO acknowledge that other parties may have an entitlement to a royalty (the "Arimco 350 oz gold royalty") and to the purchase of an interest in part of the EL (the "Newcrest Gum Flat 20% back-in right"), as will be described in Schedule "C" to be subsequently attached hereto. Cybele agrees that it will bear its pro-rata burden of these entitlements according to its interest.

10. The manager shall keep the other party fully informed of exploration results to enable it to comply with Stock Exchange listing rules and all applicable regulatory requirements in relation to ensuring an informed market and compliance with those regulatory requirements.

11. Each party shall discuss proposed public releases with the other before disclosure and provide sufficient opportunity for exchange of drafts.

12. On completion of the minimum expenditure of $250,000, Cybele will prepare a comprehensive agreement (the "Subsequent Agreement") to replace this document and the parties agree to complete negotiations in good faith. In addition to the terms embodied above, the Subsequent Agreement shall include, amongst others, the following terms;

   - the formation of a management committee with the representative of each party having a vote in proportion to the interest of that party,
   - after Cybele has confirmed its 70% interest, the manager (Cybele, while its interest is 50% or greater, unless it resigns) will prepare programs and budgets for intervals of 6 months for the consideration of the management committee, provided that it may prepare supplementary budgets and for longer or shorter periods for unanimous approval and further provided that this procedure shall cease upon GCO converting its interest to the nsr,
   - the manager shall make cash calls monthly in arrears for contributions to program budgets,
   - the dilution formula I = 100A/(A+B) where "I" is the interest of the diluting party in percent, "A" is the deemed and actual expenditure of the diluting party and "B" is the deemed and actual expenture of the contributing party. Initially, the deemed expenditure of Cybele will be $5,000,000 and the deemed expenditure of GCO will be $2,142,857,
   - if through dilution the interest of a party is reduced to less than 10% it shall be deemed to have forfeited that interest to the other party,
   - upon a decision to mine, pursuant to a comprehensive feasibility study, the interests of the parties shall be fixed and the parties will negotiate a replacement or parallel mining agreement in good faith,
   - each party shall hold a pre-emptive right over the interest of the other party,
   - sale of interest by a party shall be on a cash or cash equivalent basis,
   - any assignment of interest pursuant to sale shall not result in any party holding less than 10% interest,
   - a party may assign its interest to a related body corporate, including in the case of Cybele, a Canadian corporation, provided that should the related corporation cease to be related within a period of 2 years the interest must be re-acquired by the original assignee if required by the other party to the joint venture,
   - titles to be held in trust for the parties,
   - necessary consents to be sought from the responsible government Minister,
   - reasonable notice periods,
   - force majeure,
   - each party to bear their own costs in relation to preparation of agreements,
   - execution in counterparts, and

www.goldencross.com.au Email: daven.timms@goldencross.com.au

- governing law of New South Wales, Australia.

13. GCO warrants that it is the recorded and beneficial owner of a 100% undivided interest in the EL subject to all encumbrances on the EL which have been disclosed in full and as set out in Schedule "C" to be attached hereto, that the EL is not subject to litigation or the threat of litigation and is presently in good standing with the Government of New South Wales (in that all requisite technical and financial reports have been submitted on time and have been accepted) and that the full known history of exploration activities on the EL has been made available to Cybele representatives. Further, GCO warrants that no person has any agreement, option, right or privilege for the purchase or option of the EL or any interest thereon and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the EL, other than as described herein and as will be defined in Schedule "C".

14. This Agreement is conditional upon the receipt by GCO of all necessary approvals from all applicable authorities to the renewal of the EL from the next anniversary date of the EL for a period of at least two years subject to the usual conditions regarding expenditure commitments and other standard conditions pertaining to the EL and that further extensions or replacement titles are obtained in order for Cybele to pursue its exploration program and expenditures over the four years interval contemplated herein.

15. The parties have acknowledged the existence of possible encumbrances over the EL in the form of a royalty and a back-in right which may be validly held by third parties. The full implementation of this Agreement is conditional upon clarification of these entitlements and their acceptability to Cybele. GCO undertakes to actively participate in the elucidation of these encumbraces and the preparation of Schedule "C" forthwith to replace the draft Schedule "C" attached hereto. During this process, Cybele undertakes to progress exploration of the EL (begin the minimum program described in Clause 2) subject to any other conditions of the Agreement and/or the EL.

16. No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an "Intervening Event"). All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

17. This Agreement will be governed and construed in accordance with the laws of New South Wales, Australia. Subject to paragragh 14, this Agreement is intended to create binding legal relations among the parties and enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns as the case may be, until replaced by the Subsequent Agreement. Until execution and delivery of the Subsequent Agreement, this Agreement will remain binding and in effect (unless terminated pursuant to the provisions thereof).

18. In the event that any provision of this Agreement is held unenforceable or invalid by a court of law, this Agreement will be read as if such enforceable or invalid provision were removed.

19. Cybele shall pay any stamp duty payable on this Agreement, any transfer to Cybele of a 70% interest and subsequent 30% interest in the EL, and any transfer back to GCO of a 70% interest in the EL.

Please indicate your acceptance below. We look forward to working closely with you over the coming years.

Yours sincerely

[signature]

Daven Timms,
Company Secretary & Alternate Director

Terms agreed: [signature]
Name and Title: Date: 22 December 2006

EDWARD HUGH SKEY
DIRECTOR
CYBELE RESOURCES (AUSTRALIA) PTY LIMITED

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SCHEDULE "A"
Map of EL and 2006 Instrument of Renewal



Cudal
148.8°
148.85°
-33.3°
-33.35°
-33.4°
-33.45°
EL 5238
(21 units)
Cargo
148.7°
148.75°
148.8°
Golden Cross Resources
Cargo

www.goldencross.com.au Email: daven.timms@goldencross.com.au

MINING ACT 1992

INSTRUMENT OF RENEWAL OF EXPLORATION LICENCE NO 5238 (Act 1992)
HELD BY: Golden Cross Operations Pty Limited

I, KERRY HICKEY, MINISTER FOR MINERAL RESOURCES for the State of New South Wales **HEREBY RENEW THE LICENCE** subject to the terms and conditions set out below:-

1. The licence is renewed for a further term until **19 February 2007**

2. The conditions of the licence are amended by deleting all the conditions contained in the licence prior to this renewal and by including the attached **Exploration Licence Conditions 2004** numbered:
   1-3 (inclusive), 10-23 (inclusive), 26-28 (inclusive), 30, 32, 33, 36, 37, 40-43 (inclusive) and 45-47 (inclusive), and
   Special Conditions numbered 48 and 49.

3. The licence is renewed over the land described in the **Exploration Area** attached hereto.

We, Golden Cross Operations Pty Limited, A.B.N 88 050 212 827, hereby accept the renewal of this Exploration Licence and agree to be bound by the conditions specified.

.... Director Exploration

Golden Cross Operations Pty Limited, A.B.N 88 050 212 827

Renewed this 8th **day of** June **2005**

R NEW
SUPERVISOR, MINERALS TITLES
TITLES BRANCH
By delegation from the
Minister/Director-General

BNS

SCHEDULE "B"

Net Smelter Return Definition

Net Smelter Return means:

1. the sum which is equal to the gross proceeds from the sale (whether immediate or for future delivery) of all refined product produced from the tenement area;
2. where sales are effected on an arms-length basis, on normal commercial terms or where sales are not effected on that basis or are not effected at all, the average of the price for metals quoted on the London Metals Exchange for the 14 days on which that Exchange was open for trading immediately preceding the first day of the month in respect of which calculation is made.
3. less the following costs and expenditures incurred by the manager:
    - smelting costs charged or chargeable on an arms-length basis on normal commercial terms to smelt refined product;
    - costs of freight, transportation and insurance of refined product from the treatment plant or refinery to the point of sale;
    - smelting/refining penalties;
    - reasonable amounts paid by the manager on account of commissions for sales representation and other sales representation costs in connection with sales of refined product; and
    - the amount of any royalties payable to a government or a government authority, taxes (other than income taxes), excise duties, levies and charges payable by the Manager as a result of the sale of refined product,

    but such costs will not include mining or treatment costs.

BNS-

SCHEDULE "C" (Draft Only)
Encumbrances

The following are the only encumbrances over EL 5238. It is intended that the relevant historical agreements and deeds be fully evaluated forthwith and explained in a replacement of this draft Schedule "C". Cybele has reserved the right under Clause 15 to terminate the Agreement if the terms are discovered to be materially different from the summary provided below.

1. **"ARIMCO Royalty".**

ARIMCO Mining has the right to receive 350 ounces of gold from production from (Mining Leases which succeed) the EL.

2. **"Newcrest back-in".**

Newcrest has the right to purchase a 20% (contributing) interest in the defined area known as Gum Flat "if in excess of 500,000 ounces of gold is identified or produced from the 'Gum Flat' area". The purchase price will be the proportionate share of relevant exploration, development and production expenditures.
